SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 3)

                                 PETsMART, Inc.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    716768106
                                 (CUSIP Number)


                                Gerard Freiszmuth
                                  Carrefour SA
                           6, avenue Raymond Poincare
                                    BP 419.16
                              75769 Paris Cedex 16
                                33 1 53 70 19 00
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                  John A. Healy
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

                                 August 5 , 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

-----------------------                                   ----------------------
CUSIP No. 716768106                   13D                         Page 2 of 6
-----------------------                                   ----------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        Fourcar BV
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|X|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO
------------ -------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             THE NETHERLANDS
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

                                           0
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                           0
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           0
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0 shares
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        CO
------------ -------------------------------------------------------------------

-----------------------                                   ----------------------
CUSIP No. 716768106                   13D                         Page 3 of 6
-----------------------                                   ----------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        Carrefour SA
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|X|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO
------------ -------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             FRANCE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

                                           0
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                           0
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           0
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0 shares
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        CO
------------ -------------------------------------------------------------------

-----------------------                                   ----------------------
CUSIP No. 716768106                   13D                         Page 4 of 6
-----------------------                                   ----------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        Fourcar Belgium SA
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|X|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO
------------ -------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             BELGIUM
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

                                           0
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                           0
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           0
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0 shares
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        CO
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D



ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 (this "Amendment") to Schedule 13D relating to the Common Stock (the "Common Stock") par value $.0001 per share, of PETsMART, Inc. (the "Issuer") is being filed on behalf of the undersigned to further amend the
Schedule 13D that was previously filed on July 8, 1996; the Amendment No. 1 thereto, filed on November 9, 1998; and Amendment No. 2 thereto, filed on April 25, 2002. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment have the same meaning as set forth in the Schedule 13D as previously amended.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 hereby is amended, in pertinent part, by adding the following:

On July 30, 2002, Fourcar BV ("Fourcar") and Fourcar Belgium SA ("Fourcar Belgium", together with Fourcar, the "Selling Stockholders") entered into an Underwriting Agreement (the "Underwriting Agreement") dated July 30, 2002, with Credit Suisse First Boston Corporation, as Representative (the "Representative") of the several underwriters named therein (the "Underwriters"), and the Issuer with respect to a public offering of 14,500,000 shares of Common Stock. The Underwriting Agreement provided that the initial price per share of the Common Stock to the public in such offering would be $13.40 and that the Underwriters would purchase such shares from the Selling Stockholders at a price per share of $12.797.

On August 5, 2002, the Underwriters purchased 13,182,584 shares of Common Stock from the Selling Stockholders and 1,317,416 shares from the Issuer at a price per share of $12.797. The Selling Stockholders' aggregate proceeds from such sale were $168,697,527.45. Following the completion of such sale, the Selling Stockholders, and their parent, Carrefour SA, did not beneficially own any shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is amended, in pertinent part, by adding the following:

On July 30, 2002, the Selling Stockholders entered into the Underwriting Agreement. The terms of the Underwriting Agreement are described in Item 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Form of Underwriting Agreement dated July 16, 2002, among Credit Suisse First Boston, as Representative of the several underwriters named therein, PETsMART, Inc., Fourcar BV, Fourcar Belgium SA (incorporated by reference to Exhibit 1.1 to Pre-Effective Amendment No. 1 to PETsMART, Inc.'s Registration Statement on Form S-3 (File No. 333-91156) filed on July 18, 2002).

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



  Dated:  August 5, 2002

                                       CARREFOUR SA



                                       By:      /s/ Gerard Freiszmuth
                                          --------------------------------
                                          Name: Gerard Freiszmuth
                                          Authorized Signatory


Dated:  August 5, 2002

                                       FOURCAR BV



                                       By:      /s/ Antonio Jodar
                                           -------------------------------
                                           Name: Antonio Jodar
                                           Authorized Signatory


Dated:  August 5, 2002
                                       FOURCAR BELIGIUM SA



                                       By:      /s/ Antonio Jodar
                                           -------------------------------
                                           Name: Antonio Jodar
                                           Authorized Signatory